Exhibit 99.1

SYDNEY, Australia, May 6, 2024 (GLOBE NEWSWIRE) -- IREN (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today published a monthly investor update for April 2024.

Key Highlights

Bitcoin Mining	AI Cloud Services
• 358 Bitcoin mined in April • 9.4 EH/s operating, 10 EH/s in May • Expansion ahead of schedule	• 816 NVIDIA H100 GPUs • Upsized and extended agreement with Poolside
Data Centers	Corporate
• 245MW operating, 510MW in 2024 • Childress Phase 3 expansion upsized by 50MW, supporting growth beyond 20 EH/s in 2024	• 3Q FY24 results release on May 15, 2024, register here • 20 EH/s expansion fully funded

Key Metrics

Bitcoin Mining[1]	Apr-24	Mar-24	Feb-24
Average operating hashrate (PH/s)	8,238	7,107	6,299
Renewable energy usage (MW)[2]	220	195	174
Bitcoin mined	358	353	310
Mining revenue (US$’000)	23,691	23,705	15,212
Electricity costs (US$’000) [3]	7,002	7,172	6,241
Revenue per Bitcoin (US$)	66,210	67,235	49,134
Electricity cost per Bitcoin (US$)	19,569	20,343	20,158

Bitcoin Mining

April operations
•     Average operating hashrate of 8.2 EH/s
(now expanded to 9.4 EH/s)
•     Monthly mining revenue was flat vs. March with higher operating hashrate offset by slightly lower Bitcoin price, increase in network hashrate and decrease in block subsidy post-halving

2024 expansion to 20 EH/s
•      Expansion fully funded and ahead of schedule
•      H1 2024 (10 EH/s) – 9.4 EH/s operating, 10 EH/s expected in coming weeks
•      H2 2024 (20 EH/s) – 10 EH/s of new miners secured[4]

AI Cloud Services
IREN GPU deployment at Prince George data center
AI Cloud Services
•     816 NVIDIA H100 GPUs
o       Upsized (doubled to 504 GPUs) and extended AI cloud services agreement with Poolside
o       Testing on-demand cloud market
•     816 GPUs generates an estimated ~$14-$17m of annualized hardware profit (~24 month payback)[5]

Data Centers
Childress (April 2024)
 510MW of data centers in 2024
•     Childress Phase 1 (first 100MW) – H1 2024
o       Supports expansion to 10 EH/s
o       85MW operating, 15MW under construction
•     Childress Phase 2 & 3 (next 250MW) – H2 2024
o       Additional 50MW now to be commissioned as part of Childress Phase 3
o       Enabled through new substation design, and ongoing improvement and optimization of construction and procurement processes
•     Data center expansion plan increased from 460MW to 510MW in 2024, supporting growth beyond 20 EH/s

Data Center	Capacity (MW)	Capacity (EH/s)[4]	Timing	Status
Canal Flats (BC, Canada)	30	0.9	Complete	Operating
Mackenzie (BC, Canada)	80	2.7	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Childress Phase 1 (Texas, USA)	85	4.2	Complete	Operating
Total Operating	245	9.4
Childress Phase 1 (Texas, USA)	15	0.6	May 2024	Under construction
Childress Phase 2-3 (Texas USA)	250	>10.0	H2 2024	Under construction
Total Operating & Construction	510	>20.0
Childress Phase 4-6 (Texas, USA)	250		TBD	Power available
Development Site (Texas, USA)	1,400		Late 2026	Connection underway
Total Capacity	2,160

Corporate

IREN Co-Founder & Co-CEO Will Roberts presenting at CheatCode Bedford
3Q FY24 results release (May 15, 2024)
•        IREN to release its 3Q FY24 financial results and host a conference call on Wednesday, May 15, 2024 beginning at 5.00pm USA EDT (Thursday, May 16, 7.00am AEST time)
•        Register for the webcast here

Upcoming events
•        Needham Tech & Media Conf. (May 16, 2024)
•        Dell Technologies World (May 20 - 23, 2024)
•        B Riley Annual Investor Conf. (May 22 - 23, 2024)
•        GenAI Summit San Francisco (May 29 - 31, 2024)

Assumptions and Notes

1.
Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).

2.
Comprises actual power usage for Canal Flats, Mackenzie, Prince George, and Childress. The Company’s Canal Flats, Mackenzie and Prince George sites have been powered by 100% renewable energy since inception of which approximately 98% is directly from renewable energy sources; approximately 2% is from the purchase of RECs. The Company’s Childress site has been powered by 100% renewable energy since inception via the purchase of RECs.

3.
Represents electricity costs net of realized gain on financial asset. Realized gain on financial asset represents unaudited power credits (primarily driven by voluntary curtailment) earned under hedge contracts. Electricity cost includes net revenue generated from participation in ERCOT demand response program. Figures are based on current internal estimates and exclude REC purchases.

4.
Additional capacity to be installed comprises Bitmain T21 miner purchases of 1.6 EH/s and miner purchase options of 9 EH/s. Final decisions with respect to exercising miner purchase options will be made during 2024 taking into consideration market and funding conditions.

5.
Illustrative Annualized Hardware Profit = revenue less assumed electricity costs (excludes all other site, overhead and REC costs). GPU calculations assume 1.25kW power draw required for 1 GPU, $0.05/kWh electricity costs and $2.00-2.50 per GPU hour revenue assumption. Hardware capex assumes ~$40k per GPU.

Contacts

Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at
https://iren.com/investor/ir-resources/email-alerts.

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for High Performance Computing (“HPC”) solutions; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into HPC solutions; IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on power utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions IREN may offer); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN’s failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN’s compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; expectations relating to Environmental, Social and Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of April 2024 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.